WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Income from continuing operations	$6,008	$4,431	$11,189	$6,550
Additions:
Fixed charges
Interest expense	15,533	16,865	31,428	33,758
Capitalized interest	433	81	858	164
	15,966	16,946	32,286	33,922
Deductions:
Capitalized interest	(433)	(81)	(858)	(164)
Net income attributable to noncontrolling interests	—	(34)	—	(57)
Adjusted earnings	$21,541	$21,262	$42,617	$40,251
Fixed charges (from above)	$15,966	$16,946	$32,286	$33,922
Ratio of earnings to fixed charges	1.35	1.25	1.32	1.19

Debt service coverage ratio:

	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net income attributable to the controlling interests	$6,008	$6,522	$11,189	$11,187
Additions:
Interest expense	15,533	17,097	31,428	34,223
Real estate depreciation and amortization	25,591	25,459	51,585	50,708
Income tax expense	158	1,173	171	1,173
Real estate impairment	—	—	—	599
Non-real estate depreciation	261	248	529	516
	41,543	43,977	83,713	87,219
Deductions:
Loss on extinguishment of debt	—	—	—	—
Gain on sale of real estate	—	—	—	—
Adjusted EBITDA	$47,551	$50,499	$94,902	$98,406
Debt service
Interest expense	$15,533	$17,097	$31,428	$34,223
Principal amortization	1,447	1,042	2,900	2,047
	$16,980	$18,139	$34,328	$36,270
Debt service coverage ratio	2.80	2.78	2.76	2.71